THE SOURLIS LAW FIRM
                      Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*		The Galleria
Philip Magri, Esq.+			2 Bridge Avenue
Joseph M. Patricola, Esq.*+ #		Red Bank, New Jersey 07701
					(732) 530-9007  Fax (732) 530-9008
					www.SourlisLaw.com
* Licensed in NJ			Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

                     ________________________________________

April 9, 2009

VIA EDGAR CORRESPONDENCE
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005

	RE:	Casino Players, Inc.
		Amendment 4 to Statement on Form S-1
 		(Previously filed on Form SB-2)
		(File No. 333-138251)


Dear Commission:

Below please find our responses to the Staff's comment letter, dated July 24, 2007 (the "Comment Letter"), regarding Amendment No. 3 to the Company's Registration Statement on Form SB-2 (File No.: 333-138251), filed on June 29, 2007.

Please be advised that the Company has filed Amendment No. 4 to Registration Statement on a Form S-1 since Form SB-2 is no longer available to issuers. A copy of Amendment No. 4, marked to show where we responded to your comments regarding Amendment No. 3 to the Form SB-2, accompanies this response letter.

Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

The Company's officer's certificate follows this response letter.

Please do not hesitate to contact me if you have any questions regarding this matter.


 					Very truly yours,

 					The Sourlis Law Firm
 					/s/ Virginia K. Sourlis, Esq.
 					Virginia K. Sourlis, Esq.

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Our Business

1.	Per Comment #1, we have revised the disclosure.

2.	Per comment #2, we have included that the Company's auditors have issued a going concern in the Company's most recent audited financial statements.

Selected Financial Data

3.	Per Comment #3, we have revised the disclosure.

Selling Stockholder Table

4.	Regarding Comment #4, please be advised that iVest Investments, LLC, the
Company's prior law firm, stopped work for Registrant in violation of its agreement. The Company then retained The Scott Law Firm, P. A. upon the representation that 1,900,000 shares of the Registrant would be from the 2,900,000 previously issued to the prior law firm included in Amendment No. 2. The 1,900,000 of the shares previously issued to the prior law firm was cancelled by the Company and issued to The Scott Law Firm, P.A. The total of 6 million shares to Selling Security Holders remains the same.

Security Ownership of Certain Beneficial Owners and Management

5.	Per Comment #5, we have revised the footnote to clarify that J. Bennett
Grocock was previously counsel to the Company.

Management's Discussion & Analysis

6.	Per Comment #6, the company revised the MD&A section; deleting the entire MD&A from the past registration and adding more detailed disclosure for 2007 and 2008 and detailed financial comparisons.

7.	Per Comment #7, the Company has added Going Concern and Self
Underwriting in the MD&A section as requested. Management has noted, in the Self Underwriting Offering section, there is no guarantee as to the amount raised and the Plan of Operation might need to be adjusted based on actual funds raised.

Certain Relationship and Related Transactions

8.	Per Comment #8, we have disclosed that that Mr. Forhan was also a
Director and CEO of Invicta during the negotiations and resigned as an Officer and Director June 28, 2008.

Executive Compensation

9.	Per Comment #9, we have revised the disclosure to comply with Regulation
S-K.

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Financial Statements Index

10.	Per Comment #10, we have revised the index to state that the Company has included audited financial statements for the last two fiscal years.

Financial Statements for the Period Ended December 31, 2006

11.	Per Comment #11, we have revised the financial disclosure to comply with the provisions of SFAS 141.

12.	Per Comment #12, the auditors'  opinion has been revised to cover fully all financial periods presented

Statement of Cash Flows

13.	Per Comment #13, we have deleted "acquired the assets valued at $40,000"
from Statement of Cash Flows.

Note 1: Summary of Significant Accounting Policies
Intangible Assets

14.	Per Comment #14, Intangible Assets have been removed as requested.

Note 2: Going Concern

15.	Per Comment #15, the auditors' Going Concern disclosure has been expanded.

Note 5: Stock Issuances

16.	Per Comment #16, the shares were issued for services including:
independent accounting (not Auditors), Corporate Founders, Internet website development, Search Engine Optimization, Legal and Investor Relations services costs totaling 25.3 million shares. The shares for services were valued at $.01 and the costs of $253,000 were incurred in December 31, 2005 financials; management and auditor felt the costs should be charged when stock issued; even though the services could cover a year or more efforts.
The legal fees of $29,000 were charged in 2005 as a flat fee for services that included clearing the SEC's comments regarding the Company's Form S-1 and any additional work needed to be approved as a trading company on OTCBB. The costs for services have been paid by the Company in 2005.
The company fired the original attorney, J. Bennett Grocock of iVest Investments, LLC. Mr. Grocock was advised he would retain 1,000,000 shares for his efforts and the subsequent law firm received the 1,900,000 shares for services rendered.

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Note 7:  Stock Based Compensation

17.	Per Comment #17, the auditors have updated the disclosure by removing the conflicting disclosures. Because the Company has not issued any options or compensation to employees, the Company plans to comply fully with the provisions of SFAS 123(R) if and when any such applicable shares are issued.

18.	Per Comment #18, The Company does not have stock options or stock based compensation for employees.

Financial Statements for the period ended March 31, 2007

Note 1:  Summary of Significant Accounting Principles

Revenue Recognition

19.	Per Comment #19, the Company does not receive revenues from Invicta services or travel products. The Company's revenue recognition is correctly explained in the Notes to Financial Statements December 31, 2007 and 2008 audits.

20.	Per Comment #20, the required disclosure has been included in the revised financial statements 2007 and 2008.

21.	Per Comment #21, the Company did not issue more shares, removed 1.9M from its fired attorneys and gave to new engaged attorney, the same shares that had already been charged to the company's expenses.
Casino Players Inc. requested the resignation of their legal counsel (iVestInvestments) on May 24, 2007, and counsel confirmed his resignation via Email on same date. CPI had prepaid for legal services to include recommendations of steps needed to become an approved public entity, filing of SEC Registration, responding to SEC remarks, and filing Amendments until the registration statement was declared effective by the SEC. Management became frustrated with the change in recommended direction and lengthy response times between SEC comments and Amendments filed. Management felt it was in the best interest in the company to hire new counsel to complete the Registration and hired The Scott Law Group to complete the current SEC Amendment and any other required, until CPI becomes Effective.
The new counsel accepted payment in stock totaling 1,900,000 shares, the same amount of shares cancelled from original counsel. Terminated counsel was also advised that he would retain 1,000,000 shares, even though he did not complete the assignment and nearly 2 years of time passed.
The number of shares issued for legal services remains 2,900,000 shares of CPI. The company charged $29,000 for stock issued to the December 31, 2005 Financials; at the time the stock was issued.

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Part II
Exhibit 5.1 - Opinion of Legal Counsel

22.	Per Comment #22, the legal opinion of The Sourlis Law Firm, the
Company's new counsel complies with this comment.

23.	 Per Comment #23, the legal opinion of The Sourlis Law Firm, the
Company's new counsel complies with this comment.

24.	Per Comment #24, the legal opinion of The Sourlis Law Firm, the
Company's new counsel complies with this comment.

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                                  CERTIFICATE

I, William G. Forhan, the Chief Executive Officer, Chief Financial Officer, and Chairman (Principal Executive Officer and Financial and Accounting Officer) of Casino Players, Inc. (the "Company"), hereby acknowledges that:

 	1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Company's Amendment No.4 to its Registration Statement on Form S-1 (previously filed on Form SB-2) (File No.: 333-138251);

 	2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

 	3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

 	IN WITNESS WHEREOF, the undersigned has executed this Certificate this 9th day of April 2009.

 				/s/ William G. Forhan
 				William G. Forhan, CEO, CFO, and Chairman
 				(Principal Executive Officer)
 				(Principal Financial and Accounting Officer)

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